MONTHLY REPORT - OCTOBER, 2007
                               Global Macro Trust
              The net asset value of each unit as of October 31, 2007
                 was $1,182.51, up  6.15% from $ 1,114.03 per unit
                            as of September 30, 2007.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (523,047.351      $   6,380,792     576,308,864     582,689,656
   units) at September 30, 2007
Addition of 9,354.372 units on           15,906      10,405,159      10,421,065
   October 1, 2007
Redemption of 7,503.685 units on             (0)     (8,873,183)     (8,873,183)
   October 31, 2007
Net Income (Loss) - October, 2007       523,359      36,159,097      36,682,456
                                    -----------  --------------  --------------
Net Asset Value at October 31,    $   6,920,057     613,999,937     620,919,994
2007
                                    ===========  ==============  ==============
Net Asset Value per Unit at
October 31, 2007 (525,088.348
units inclusive of 190.310
additional units.)                               $    1,182.51


                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ 10,451,082      47,449,676

      Change in unrealized gain (loss) on open       36,510,898      43,832,316
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                          (344,803)      1,518,691


   Interest income                                    2,331,369      22,092,717

   Foreign exchange gain (loss) on margin               (47,294)        193,231
      deposits

Total: Income                                        48,901,252     115,086,631

Expenses:
   Brokerage commissions                              3,597,223      31,293,303

   20.0% New Trading Profit Share                     8,463,198      10,850,180

   Custody Fees                                               0          60,283

   Administrative expense                               158,375       1,497,840


Total: Expenses                                      12,218,796      43,701,606

Net Income (Loss) - October, 2007                  $ 36,682,456      71,385,025



* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      November 8, 2007


Dear Investor:

Global Macro Trust ("GMT") was up 6.15% for October, 2007. Year-to-date the Trust is up 13.69%.

Currencies were the most profitable portfolio sector in October. Also profitable were interest rates, stock indices, energy and metals. Agricultural commodities were approximately flat.

The U.S. dollar was under pressure in October from expectations of additional interest rate cuts (which were confirmed October 31 with quarter point cuts in the Fed funds rate and discount rate), fresh declines in the housing market, weaker consumer spending, declining consumer confidence and subprime mortgage writeoffs by financial institutions. Long positions in currencies of higher interest rate and exporting countries were the most profitable: Australia, Brazil, Canada, Chile, India, Mexico, Turkey, Singapore, Korea, Russia and South Africa. Also profitable were long positions in the euro, British pound, Czech koruna and Polish zloty. In non-dollar cross-rate trading, long Australian dollar positions versus the Swiss, Japanese and Swedish currencies and long positions in the Polish and Turkish currencies versus the euro were profitable.

In the interest rate sector, short positions in Australian bills and 3-year notes and a long position in Japanese bonds were profitable. Small profits on long positions in U.S. Treasury notes and bonds were offset by small losses on short positions in German and British notes and bonds.

Stock index futures trading was profitable in October due primarily to long positions in the Hong Kong Hang Seng and China H shares, with additional profits from long positions in Taiwanese, South African and Australian indices and the NASDAQ in the U.S. A long position in the Swedish index and a short position in the British index generated small losses. We are sometimes asked why we include stock indices in our investment strategy intended to provide returns which are not correlated to equities over time. Of course, when a stock market is in a sustained decline, such as Japan at the present time, we will be short. Also, we trade indices in sixteen countries outside the U.S., and market performance has increasingly tended to decouple, so the Trust's commitment to indices provides diversification even when the Trust is long as exemplified by the Hong Kong and Chinese positions this month.

Crude oil prices set new records in October due to the weak dollar and surprising inventory drawdowns coupled with continuing strong demand. Long positions in Brent and WTI crude oil, heating oil, London gas oil and reformulated gasoline (RBOB) were profitable.

The weaker dollar also fueled the gold market and long positions were profitable as was a long position in platinum. Industrial metals have diverged; long positions in tin and lead and a short position in zinc were profitable and a long position in copper was unprofitable.

In agricultural commodities, small losses in grains and tropical softs were approximately offset by profits from livestock. Long positions in Chicago and Kansas City wheat and coffee and a short position in rubber were unprofitable. Short positions in hogs and cattle and a long position soybean oil were profitable


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman